UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-14549

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First US Bancshares, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First US Bancshares, Inc.

3291 U.S. Highway 280

Birmingham, Alabama 35243

FIRST US BANCSHARES, INC.

401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2020 and 2019

*  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

First US Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the First US Bancshares, Inc. 401(k) Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2020 and in the schedule of delinquent participant contributions for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Carr, Riggs & Ingram, LLC

We have served as the Plan’s auditor since 2008.

Atlanta, Georgia

June 24, 2021

FIRST US BANCSHARES, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2020 AND 2019

	December 31,
	2020	2019
Assets
Non-interest-bearing cash	$47,849	$42,748
Investments, at fair value:
Interest-bearing cash	29,973	51,447
Mutual Funds	12,984,884	11,388,807
Stable Value Fund	1,723,783	1,325,525
First US Bancshares, Inc. common stock	1,936,200	2,576,865
Total investments, at fair value	16,674,840	15,342,644

Receivables:
Employer contributions	22,842	29,226
Total receivables	22,842	29,226

Net assets available for benefits	$16,745,531	$15,414,618

The accompanying notes are an integral part of these financial statements.

FIRST US BANCSHARES, INC.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2020

2020
Additions to net assets attributed to:
Investment income:
Interest and dividends	$284,776
Net appreciation in fair value of investments	1,015,606
Total investment income	1,300,382
Contributions:
Employer	529,432
Participant	894,772
Rollover	37,796
Total contributions	1,462,000
Total additions	2,762,382
Deductions from net assets attributed to:
Administrative expenses	82,631
Benefit payments to participants	1,348,838
Total deductions	1,431,469

Net increase in net assets available for benefits	1,330,913

Net assets available for benefits at beginning of year	15,414,618

Net assets available for benefits at end of year	$16,745,531

The accompanying notes are an integral part of these financial statements.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following brief description of the First US Bancshares, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following members of the controlled group of First US Bancshares, Inc. (the “Company” and the “Plan Sponsor,” as applicable):

First US Bancshares, Inc. (parent company)

First US Bank (the “Bank”)

Acceptance Loan Company, Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 , as amended (“ERISA”).

The Plan is currently administered by certain employees of the Bank.

The trustee and custodian of the Plan is Matrix Trust Company. The recordkeeper for the Plan is Warren Averett Asset Management, LLC.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus (“COVID-19”). On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. Although economic conditions have improved, the values of the Plan’s individual investments may continue to fluctuate in response to changing market conditions.

Contributions

Effective January 1, 2020, participants could elect whether to make contributions on a pre-tax basis (traditional 401(k)) or on an after-tax basis (Roth 401(k)), as defined in the Plan, in amounts up to the applicable limitations of the Internal Revenue Code (“IRC”). Participants age 50 or over may make “catch-up” contributions to their accounts. Participants may roll over amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit individual retirement accounts. The Plan provides that the Plan Sponsor will make a safe harbor matching contribution in an amount equal to 100% of the first 4% of compensation deferred. Under the terms of the Plan, the Plan Sponsor also has the discretion to make additional contributions in the form of matching contributions and non-elective contributions. There were no such discretionary contributions made during the year ended December 31, 2020.

Participants can elect to invest up to 20% of incoming contributions (measured at the time of investment) in the Plan in the form of Company common stock. The Plan held 214,056 and 221,357 shares of Company common stock as of December 31, 2020 and 2019, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Plan Sponsor’s match and earnings thereon, and is reduced for any participant withdrawals or distributions and certain administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts among any of the Plan’s investment options.

Eligibility and Vesting

All employees are eligible to participate in the Plan on the first day of the month following their date of commencement of employment. Participants are immediately vested in their contributions, the Company’s matching contributions, discretionary employer contributions and earnings thereon.

Forfeitures

Participants are immediately vested in their contributions, the Company’s matching contributions, discretionary employer contributions and earnings thereon; therefore, the Plan has no forfeitures.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Administrative Expenses

Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees and recordkeeping fees, to be paid by the Plan and allocated to participant accounts. Any expenses not borne by the Plan are paid by the Company. For the year ended December 31, 2020, the Company paid the Plan’s audit fees, which totaled $24,205.

Payment of Benefits

Participants are eligible to receive a distribution upon termination, retirement or disability. Upon termination or retirement, participants may elect to receive distributions in a lump sum or installments, or they may roll over their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to the participant’s estate.

Participants are also eligible to receive hardship distributions from their accounts when a financial need is present that is deemed to be heavy and immediate, as defined in the Plan. Non-hardship in-service withdrawals are available to participants once they have attained age 59½.

Pursuant to the Coronavirus, Aid, Relief, and Economic Security (CARES) Act, the Plan made special in-service, coronavirus-related distributions of up to $100,000 available between April 6, 2020 and December 31, 2020 to qualifying participants impacted by the coronavirus. Also pursuant to the CARES Act, required minimum distributions were waived for 2020, this included suspending, by default, any pending required minimum distributions between May 1, 2020 and December 31, 2020 and a limited time opportunity to rollover, to an IRA or qualified retirement plans, required minimum distributions processed in 2020 before the suspension could be applied.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Reclassification

The 2019 presentation of investments in the stable value fund, which presented and disclosed such investments at contract value, was revised in the 2020 presentation to reflect these investments at net asset value as a practical expedient to estimate fair value. The revision had no effect on the Plan’s net assets available for benefits as of December 31, 2019.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments generally are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought, sold or held during the year.

Payment of Benefits

Benefits are recorded when paid.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements with respect to fair value measurements. The adoption of ASU 2018-13 became effective for the Plan on January 1, 2020 and did not have a material impact on the Plan’s net assets available for plan benefits, the changes in net assets available for plan benefits or related disclosures.

NOTE 3. FAIR VALUE MEASUREMENTS

The Plan uses GAAP’s three-level hierarchy for the recognition and disclosure of fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation methodologies used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Interest-bearing cash: The carrying value approximates fair value.

Mutual funds: The fair value of mutual funds is at the quoted market prices in active markets.

Stable Value Fund: The stable value fund is a form of common collective trust funds, which is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value (“NAV”) of units of the collective trust. The NAV is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient. The Plan is permitted to redeem investment units at NAV daily.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

First US Bancshares, Inc. common stock: The fair value of First US Bancshares, Inc. common stock is valued at the closing price reported on the active market.

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes that the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2020 and 2019:

	Assets at Fair Value as of December 31, 2020
Description	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$29,973	$—	$—	$29,973
Mutual Funds	12,984,884	—	—	12,984,884
First US Bancshares, Inc. common stock	1,936,200	—	—	1,936,200
Total	14,951,057	—	—	14,951,057
Stable Value Fund (A)				1,723,783
Total Investments at Fair Value				$16,674,840

	Assets at Fair Value as of December 31, 2019
Description	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$51,447	$—	$—	$51,447
Mutual funds	11,388,807	—	—	11,388,807
First US Bancshares, Inc. common stock	2,576,865	—	—	2,576,865
Total	14,017,119	—	—	14,017,119
Stable Value Fund (A)				1,325,525
Total Investments at Fair Value				$15,342,644

(A)

Investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

Fair Value of Investments that Calculate Net Asset Value

The following table summarizes information related to the stable value fund that is measured at fair value based on NAV per share as of December 31, 2020 and 2019, respectively. The stable value fund is maintained by investment companies and holds investments in accordance with a stated set of fund objectives.

		Unfunded	Redemption Frequency	Redemption
Year-End	Fair Value	Commitments	(if currently eligible)	Notice Period

December 31, 2020	$1,723,783	$—	Daily	None
December 31, 2019	$1,325,525	$—	Daily	None

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4. TRANSACTIONS WITH PARTIES-IN-INTEREST

During the 2020 Plan year, Plan investments were managed by Matrix Trust Company. Recordkeeping services were performed by Warren Averett Asset Management, LLC. Expenses paid by the Plan for all administrative services, including custodial and trustee fees, investment manager fees and recordkeeping fees, totaled $82,631 for the year ended December 31, 2020, and these transactions qualify as party-in-interest transactions.

The Plan’s investment in Company common stock was $1,936,200 and $2,576,865 as of December 31, 2020 and December 31, 2019, respectively. During the year ended December 31, 2020, the Plan purchased 26,251 units of the Collective Trust Fund (which is primarily composed of Company common stock) at a cost of $157,548. During the year ended December 31, 2020, the Plan sold 31,269 units of the Collective Trust Fund for $212,173. During the year ended December 31, 2020, dividend income was recorded in the Collective Trust Fund related to its shares of Company common stock totaling $26,092.

NOTE 5. INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by letter dated January 24, 2018 that the Plan and related trust are designed in accordance with applicable sections of the IRC. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2020, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6. RISKS AND UNCERTAINTIES

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 12% and 17% of the Plan’s net assets were invested in Company common stock at December 31, 2020 and 2019, respectively. The underlying value of the Company common stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors. Accordingly, the Plan has a concentration risk regarding the performance of the Company common stock.

In addition, as a result of funds selected by participants, certain other funds individually represent a concentration of greater than 10% of the Plan’s net assets available for benefits. Although these individual funds maintain a level of diversification through investment in multiple equity, debt or other investments, there may be a concentration of risk as a result of the fact that the funds are invested at the direction of a single fund manager. The Vanguard Growth Index Fund, the Vanguard Total Bond Market Index Fund and the Vanguard Value Index Fund all represented greater than 10% of the Plan’s net assets available for benefits at December 31, 2020 and 2019. The BNY Mellon Stable Value Fund also represented greater than 10% of the Plan’s net assets available for benefits at December 31, 2020.

NOTE 7. SUBSEQUENT EVENTS

The Plan’s management evaluated subsequent events through the date on which the financial statements were issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

FIRST US BANCSHARES, INC.

401(k) PLAN

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(Plan Number 001)

(Employer Identification Number 63-0318800)

DECEMBER 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Cash	Interest-bearing cash	**	$29,973
*	First US Bancshares, Inc. Common Stock	Stock; 214,056 shares	**	1,936,200
	DFA Inflation Protected Sec Portfolio	Mutual funds; 5,679 shares	**	74,798
	DFA International Small Co. Portfolio	Mutual funds; 21,136 shares	**	428,639
	DFA International Value Fd	Mutual funds; 50,852 shares	**	858,382
	DFA Micro Cap Portfolio	Mutual funds; 1,257 shares	**	28,743
	BNY Mellon Stable Value Fd Class M	Common collective trust fund; 1,723,783 shares	**	1,723,783
	Vanguard Emerging Mrkts Stock Index Fd ADMI	Mutual funds; 12,731 shares	**	530,611
	Vanguard Growth Index Fd - ADMR	Mutual funds; 17,934 shares	**	2,339,649
	Vanguard High-Yield Corp Fd - ADM	Mutual funds; 35,714 shares	**	213,573
	Vanguard INT_TRM Corp Fd - ADM	Mutual funds; 79,136 shares	**	828,552
	Vanguard Mid-Cap Growth Index	Mutual funds; 17,056 shares	**	1,556,552
	Vanguard Mid-Cap Value Index Fund	Mutual funds; 16,345 shares	**	1,007,012
	Vanguard REIT Index Fd - ADM	Mutual funds; 1,617 shares	**	194,706
	Vanguard Small-Cap Growth Index	Mutual funds; 6,875 shares	**	646,293
	Vanguard Small-Cap Value Index Fund	Mutual funds; 8,561 shares	**	522,805
	Vanguard Total BD MKT Index - ADMR	Mutual funds; 154,258 shares	**	1,792,479
	Vanguard Value Index Fd - ADMR	Mutual funds; 42,277 shares	**	1,962,090
				$16,674,840

*	Party-in-interest (see Note 4).
**	Cost not required; funds are participant directed.

	See report of independent registered public accounting firm.

FIRST US BANCSHARES, INC.

401(k) PLAN

Schedule H, Line 4a

Schedule of Delinquent Participant Contributions

(Plan Number 001)

(Employer Identification Number 63-0318800)

For the year ended

DECEMBER 31, 2020

Participant Contributions Transferred Late to Plan		Total That Constitute Prohibited Nonexempt Transactions
Plan Year	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside of Voluntary Fiduciary Correction Program (VFCP) *	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and Prohibited Transactions Exemption (PTE) 2002-51 *
2020		$—	$—	$—	$33,271

		$—	$—	$—	$33,271

* Contributions have been remitted to the Plan. Lost earnings in the amount of approximately $80 have been remitted to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST US BANCSHARES, INC. 401(k) PLAN

By:	/s/ Thomas S. Elley
Thomas S. Elley
Chief Financial Officer of First US Bancshares, Inc. and First US Bank
June 24, 2021

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm